Exhibit 99.3

To Our Valued Shareholders,

In an era of global economic uncertainty, I am writing to you with a profound sense of confidence in the resilience and strategic direction of our company. While navigating the prevailing headwinds, our team has demonstrated remarkable fortitude, ensuring our operations remain stable, our financial foundation solid, and our commitment to our customers unwavering. This stability is not a product of chance, but a result of our proactive strategy and the dedication of our exceptional team.

Looking ahead, our vision is clear and our ambition is high. The next three to five years will be defined by strategic expansion and enhanced operational excellence. Our growth plan is twofold: to penetrate new, high-potential industries and to geographically diversify our market presence.

A cornerstone of this strategy is our new European supply chain management center in Republic of Serbia, scheduled to commence operations in 2026. This facility is a critical step in building a resilient, multi-site supply chain for our overseas customers. I am pleased to report that the project is progressing smoothly, on schedule, and within budget. In today's complex international trade landscape, accelerating the first phase of this supply chain center is a top priority. This expansion is intended to reduce risks in our supply chain and to serve as a powerful springboard to broaden our customer base across Europe.

To ensure we meet the future effectively, we plan to make significant investments to elevate our entire operational infrastructure:

1. Global Information Management: We plan to invest in advanced enterprise systems and software, to create a seamless, efficient network across all our branches, designed to provide real-time data visibility and enhance collaborative decision-making on a global scale.

2. Supply Chain Transformation: We plan to upgrade our global supply chain management to provide a consistent, reliable, and high-quality experience for all customers, mirroring the exceptional service standards of our global operations.

3. Production Technology & Efficiency: We plan to commit to upgrading our production machinery and integrating the latest technologies. This investment is crucial to enhance manufacturing efficiency, reduce costs, and sustain the superior quality of our products that you expect.

These initiatives are interconnected, designed to work in concert to improve our competitiveness, profitability, and market agility.

We are not merely adapting to change; we aim to position our company to define it. I am incredibly optimistic about the opportunities that lie ahead. Thank you for your continued trust and support.

Sincerely,

Chiu, Kung Lok

Chief Executive Officer

November 20, 2025

Forward-Looking Statements

Certain statements in this letter are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on CCSC Technology International Holdings Limited’s (the “Company”) current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission.